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                                                                    EXHIBIT 99.1
                                                           [ENGLISH TRANSLATION]

                                                         DISCLOSURE UPON INQUIRY

                                                                 JANUARY 5, 2004


                              HANARO TELECOM, INC.

                        POSSIBLE ACQUISITION OF DREAMLINE

     Hanaro Telecom, Inc. (the "Company") has been studying the feasibility of a possible acquisition of Dreamline's broadband Internet access business. There has been no material development since its last local filing on December 5, 2003 and the notice of correction regarding the business acquisition agreement with an affiliate filed on December 9, 2003. The Company will make a timely filing on any future developments going forward.

* Date of relevant local filings: June 9, 2003, July 9, 2003, August 8, 2003, September 8, 2003, September 26, 2003, October 8, 2003, November 7, 2003, December 5, 2003.